February 6, 2007

Mail Stop 4561

M.B.A. Holdings, Inc.
Att.: Mr. Gaylen M. Brotherson
Chief Financial Officer
9419 E. San Salvador, Suite 105
Scottsdale, AZ 85260

Re: PCAOB Letter
        File No. 0-28221

Dear Mr. Brotherson:

As we advised you in our telephone conversation on January 26, 2007, you should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with Epstein, Weber & Conover, PLC ended.

Item 304 of Regulation S-K/S-B describes the disclosure required by the Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

If you have any questions, please call Howard Efron at (202) 551-3439.

Sincerely,

Howard Efron
Staff Accountant